

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

VIA E-Mail
Mr. Kevin Cheng Wei
Chief Financial Officer
IFM Investments Limited
26/A, East Wing
Hanwei Plaza No. 7, Guanghua Road, Chaoyang District
Beijing 100004, People's Republic of China

> **Re:** **IFM Investments Limited**
> **Form 20-F for the year ended December 31, 2011**
> **Filed on April 30, 2012**
> **File No. 001-34598**

Dear Mr. Kevin Cheng Wei:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant